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EXHIBIT 99.1

 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that an Annual Meeting of Shareholders of Fairfax Financial Holdings Limited will be held at Roy Thomson Hall, 60 Simcoe Street, Toronto, Canada on Thursday, April 16, 2020 at 9:30 a.m. (Toronto time) for the following purposes:

  (a)
  to elect directors;

  (b)
  to appoint an auditor; and

  (c)
  to transact such other business as may properly come before the meeting.

By Order of the Board,
Eric P. Salsberg Vice President, Corporate Affairs and Corporate Secretary

Toronto, March 6, 2020

        If you cannot be present to vote in person at the meeting, please complete and sign the enclosed form of proxy and return it in the envelope provided, or vote online at www.investorvote.com or by telephone at 1-866-732-VOTE (8683). Please refer to the accompanying Management Proxy Circular for further information regarding completion and use of the proxy and other information pertaining to the meeting.

 MANAGEMENT PROXY CIRCULAR

(Note: Dollar amounts in this Management Proxy Circular are in Canadian dollars except as otherwise indicated.)

Voting Shares and Principal Holders Thereof

As of March 5, 2020, we had 26,036,038 subordinate voting shares and 1,548,000 multiple voting shares outstanding (these are our only voting securities). Following shareholder approval on August 31, 2015, we amended our articles with the result that the votes attached to our multiple voting shares would continue to be maintained at their then current level of representing 41.8% of the votes attached to all of our outstanding multiple voting shares and subordinate voting shares. This result was effected by an amendment to our articles increasing the number of votes attached to the multiple voting shares from 10 to 50 votes per multiple voting share, subject to a limit of 41.8% voting power. As a result, if and when 50 votes per multiple voting share represents 41.8% of the voting power, further issuances of subordinate voting shares will continuously reduce that voting power. Our outstanding subordinate voting shares currently represent 58.2% of the votes attached to all of our outstanding multiple voting shares and subordinate voting shares. Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares.

The continuing preservation of the 41.8% voting power of the multiple voting shares is subject to a majority of the minority shareholder ratification vote (i) at the annual meeting of shareholders following the period ending December 31, 2020 and any one or more consecutive five-year periods thereafter during which the number of our outstanding shares (multiple voting shares plus subordinate voting shares) has increased by at least 25%, or following any calendar year more than five years after the last ratification vote (or after August 31, 2015) if the number of our outstanding shares (multiple voting shares plus subordinate voting shares) has increased by at least 50% since the last ratification vote (or after August 31, 2015); (ii) if we intend to issue more than 50% of our outstanding shares in a single transaction; and (iii) within five years after V. Prem Watsa is, for whatever reason, neither our Chairman nor our CEO. At August 31, 2015, the number of our outstanding shares (multiple voting shares plus subordinate voting shares) was 23,583,605.

Each holder of our subordinate voting shares or multiple voting shares of record at the close of business on March 6, 2020 (the "record date" established for notice of the meeting and for voting in respect of the meeting) will be entitled to vote at the meeting or any adjournment or postponement thereof, either in person or by proxy. Shareholders representing in person or by proxy at least 15% of our outstanding voting shares constitute a quorum at any meeting of shareholders.

The Sixty Two Investment Company Limited ("Sixty Two") owns 50,620 subordinate voting shares and 1,548,000 multiple voting shares, representing 41.9% of the total votes attached to all classes of our shares (100% of the total votes attached to the multiple voting shares and 0.2% of the total votes attached to the subordinate voting shares). V. Prem Watsa, our Chairman and Chief Executive Officer, controls Sixty Two and himself beneficially owns an additional 258,790 subordinate voting shares and exercises control or direction over an additional 2,100 subordinate voting shares. These shares, together with the shares owned directly by Sixty Two, represent 42.5% of the total votes attached to all classes of our shares (100% of the total votes attached to the multiple voting shares and 1.2% of the total votes attached to the subordinate voting shares). To the knowledge of our directors and officers, there are no other persons who (directly or indirectly) beneficially own, or control or direct, shares carrying 10% or more of the votes attached to any class of our voting shares.

Concurrent with the above-mentioned amendment of our articles, Sixty Two and V. Prem Watsa entered into an agreement with us which included provisions restricting the sale of the multiple voting shares and prohibiting a holder of multiple voting shares from receiving a premium or additional benefit from the multiple voting shares' special voting rights. Pursuant to those provisions, Sixty Two may not sell any of its multiple voting shares (except to Sixty Two's 75%-owned subsidiaries who are similarly bound) unless the buyer makes a concurrent unconditional offer to purchase all of the subordinate voting shares for at least an equal consideration per share payable in the same form of consideration.

Annual Report

Our Annual Report includes our consolidated financial statements and the notes thereto for the year ended December 31, 2019. No action will be taken at the meeting with respect to approval or disapproval of the Annual Report.

You may obtain a copy of our latest annual information form (together with the documents incorporated therein by reference), our comparative consolidated financial statements for 2019 together with the report of the auditor thereon, management's discussion and analysis of our financial condition and results of operations for 2019, any of our interim financial statements for periods subsequent to the end of our 2019 fiscal year and this circular, upon request to our Corporate Secretary. If you are one of our securityholders, there will be no charge to you for these documents. You can also find these documents on our website (www.fairfax.ca) or on SEDAR (www.sedar.com).

Election of Directors

A Board of eleven directors is to be elected at the meeting, to serve until the next annual meeting. Each nominee is voted for on an individual basis. If you submit a proxy in the enclosed form, it will, unless you direct otherwise, be voted FOR the election of each of the nominees named below. However, in case any of the nominees should become unavailable for election for any presently unforeseen reason, the persons named in the proxy will have the right to use their discretion in selecting a substitute. The Board has adopted a majority voting policy for uncontested elections of directors. If any nominee for director is not elected by at least a majority (50% + 1 vote) of the votes cast with respect to his or her election, he or she will immediately following the meeting tender his or her resignation. The Governance and Nominating Committee will consider the resignation and recommend to the Board whether there are exceptional circumstances which would warrant rejecting such resignation. The Board will accept the resignation, absent exceptional circumstances, and will make such determination within 90 days of the applicable annual meeting. Any director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board or any committee of the Board at which such resignation is considered. The resignation will be effective when accepted by the Board. Following the Board's decision on any resignation, the Company will promptly disclose, via press release, the Board's decision of whether or not to accept the director's resignation offer, including the reasons for rejecting the resignation offer, if applicable. When considering the nomination of an independent director for re-election to the Board at any annual meeting, the Governance and Nominating Committee will take into account, among other things, whether or not a majority of the "for" or "withhold" votes cast with respect to such director at the previous annual meeting, excluding such votes attached to the multiple voting shares, were votes "for" the election of such director. In addition, any report of voting results that is publicly filed pursuant to section 11.3 of National Instrument 51-102 — Continuous Disclosure Obligations will disclose (i) the aggregate number of votes attached to all subordinate voting shares and multiple voting shares, voting together, voted "for" and "withheld" from voting in respect of each director nominee, and (ii) of the total number of votes in (i), the total number of votes attached to the multiple voting shares, as a class, voted "for" and "withheld" from voting in respect of each director nominee. The following information is submitted with respect to the nominees for director

(John R.V. Palmer has determined not to stand for re-election, and R. William McFarland will become Lead Director after the meeting):

Names of nominees, offices held in Fairfax (or significant affiliates) and principal occupations	Director since	Ownership or control over voting securities (subordinate voting shares) of Fairfax	Ownership or control
over voting securities
(subordinate voting
shares) of Fairfax India
Holdings Corporation,
Fairfax Africa
Holdings Corporation
and Recipe Unlimited
Corporation (publicly
traded subsidiaries)

ANTHONY F. GRIFFITHS(a)(b)(c)(d) Independent Business Consultant and Corporate Director	2002	13,000	(1)	50,000 Fairfax India	(6)
ROBERT J. GUNN(a)(c) Independent Business Consultant and Corporate Director	2007	1,000	(1)	—
KAREN L. JURJEVICH Principal, Branksome Hall and Principal and Chief Executive Officer, Branksome Hall Global	2017	—	(1)	—
R. WILLIAM MCFARLAND(a) Corporate Director	2019	800	(1)	—
CHRISTINE N. MCLEAN Director of Research, Sprucegrove Investment Management Ltd.	2018	900	(1)(2)	8,000 Fairfax Africa	(2)
TIMOTHY R. PRICE(a)(b) Chairman, Brookfield Funds, a division of Brookfield Asset Management Inc.	2010	1,700	(1)(3)	—
BRANDON W. SWEITZER(b)(c) Dean, School of Risk Management, St. John's University	2004	2,004		6,250 Fairfax India
LAUREN C. TEMPLETON(a) Founder and President, Templeton and Phillips Capital Management, LLC	2017	25,092	(1)(4)	2,021 Fairfax India	(4)(6)
BENJAMIN P. WATSA President, Marval Capital Ltd.	2015	530	(1)	—
V. PREM WATSA Chairman and Chief Executive Officer of Fairfax	1985		(5)	320,000 Fairfax India 100,000 Fairfax Africa 24,130 Recipe	(7) (7) (7)
WILLIAM C. WELDON Corporate Director	—	—		—
(a)
Member of the Audit Committee (Chair — R. William McFarland)
(b)
Member of the Governance and Nominating Committee (Chair — Anthony Griffiths)
(c)
Member of the Compensation Committee (Chair — Anthony Griffiths)
(d)
Lead Director
(1)
Each of Messrs. and Mmes. Griffiths, Gunn, Jurjevich, McFarland, McLean, Price and Benjamin Watsa has received an option on 2,750; 2,000; 803; 859; 703; 1,300 and 778, respectively, of our previously issued subordinate voting shares purchased in the market. Ms. Templeton previously received a restricted share grant of 803 of our previously issued subordinate voting shares purchased in the market, 162 of which have vested. Details on all option and restricted share grants to our directors are shown in the table below giving details of the outstanding option based and share based awards granted to our directors and are further described below under "Equity Compensation Plan". None of the shares mentioned in this footnote are included in the numbers of our shares shown in the above table.

(2)
873 of these 900 of our subordinate voting shares are beneficially owned jointly by Ms. McLean and her spouse. In addition, Ms. McLean's spouse beneficially owns 25 of our subordinate voting shares. The 8,000 subordinate voting shares of Fairfax Africa are beneficially owned jointly by Ms. McLean and her spouse. In addition, Ms. McLean's spouse beneficially owns 4,755 subordinate voting shares of Fairfax Africa.
(3)
Mr. Price's spouse beneficially owns 25 of our subordinate voting shares.
(4)
Together, Ms. Templeton and her spouse have control or direction over these 25,092 of our subordinate voting shares and these 2,021 subordinate voting shares of Fairfax India.
(5)
Mr. Watsa controls Sixty Two, which owns 50,620 of our subordinate voting shares and 1,548,000 of our multiple voting shares, and himself beneficially owns an additional 258,790, and exercises control or direction over an additional 2,100, of our subordinate voting shares.
(6)
Mr. Griffiths has received an option on 9,671 previously issued subordinate voting shares of Fairfax India purchased in the market. Ms. Templeton previously received a restricted share grant of 6,203 previously issued subordinate voting shares of Fairfax India purchased in the market, 621 of which have vested. None of the shares mentioned in this footnote are included in the numbers of shares shown in the above table.
(7)
These 320,000 subordinate voting shares of Fairfax India, 100,000 subordinate voting shares of Fairfax Africa and 24,130 subordinate voting shares of Recipe are the personal holdings of Mr. Watsa. Fairfax's interest in each of these companies has not been included here.

The information as to shares beneficially owned or controlled by each nominee, and certain of the biographical information provided below, not being within our knowledge, has been furnished by such nominee.

Legend:
BD — Board of Directors	AC — Audit Committee	CC — Compensation Committee	G&NC — Governance and Nominating Committee

Anthony F. Griffiths, 89, is a member of our Board of Directors and our Lead Director. Mr. Griffiths is an independent business consultant and corporate director. Mr. Griffiths was the Chairman of Mitel Corporation from 1987 to 1993, and from 1991 to 1993 assumed the positions of President and Chief Executive Officer in addition to that of Chairman. Mr. Griffiths is a member of our Audit Committee and the Chair of our Compensation and Governance and Nominating Committees, is a director of our publicly traded subsidiary Fairfax India Holdings Corporation and is a resident of Toronto, Ontario, Canada.

Meetings Attended in 2019 6 of 6 BD 5 of 5 AC 3 of 3 CC 1 of 1 G&NC

Robert J. Gunn, 74, is a member of our Board of Directors. Mr. Gunn is an independent business consultant and corporate director. Mr. Gunn is the Chairman of the Board of Directors of our Northbridge subsidiary ("Northbridge") and served as the Vice Chairman of the Board of Directors of Northbridge from 2004 to 2014. Mr. Gunn previously served as the Chief Executive Officer and Chief Operating Officer of Royal & SunAlliance plc of London, England from 2002 to 2003 and 2001 to 2002, respectively. He also served as Group Director, Americas, of Royal & SunAlliance from 1998 to 2001. From 1990 to 2001, Mr. Gunn held the positions of President and Chief Executive Officer at Royal & SunAlliance Canada. Mr. Gunn is a member of our Audit and Compensation Committees and is a resident of Toronto, Ontario, Canada.	Meetings Attended in 2019 6 of 6 BD 5 of 5 AC 3 of 3 CC

Karen L. Jurjevich, 64, is a member of our Board of Directors. Ms. Jurjevich is Principal of Branksome Hall, a leading private International Baccalaureate (IB) World School for girls located in Toronto, and is also the Principal and Chief Executive Officer of Branksome Hall Global. Prior to joining Branksome Hall in 1998, Ms. Jurjevich was a Principal in the Toronto District School Board and, from 1988 to 1992, taught at Havergal College in Toronto, Ontario. Prior thereto, Ms. Jurjevich held a number of teaching positions and was previously a member of the Board of the Canadian Accredited Independent Schools, the Board of the Conference of Independent Schools of Ontario, the International Baccalaureate, North American Independent Schools Task Force. Ms. Jurjevich recently graduated from the Stanford Executive Program at the Stanford Graduate School of Business and is a resident of Toronto, Ontario, Canada.	Meetings Attended in 2019 6 of 6 BD

R. William McFarland, 62, is a member of our Board of Directors. Mr. McFarland is the Chair of the Board of Directors of The Conference Board of Canada and was the Chief Executive Officer of PricewaterhouseCoopers Canada from 2011 to June 2018. Prior to that, Mr. McFarland was a member of the executive team at PricewaterhouseCoopers Canada from 2005 to 2011, having been admitted to the partnership in 1992 and having led the Greater Toronto Area audit practice from 2002 to 2005. Mr. McFarland is a Chartered Professional Accountant and a fellow of the Chartered Professional Accountants of Ontario. Mr. McFarland is the Chair of our Audit Committee and is a resident of Richmond Hill, Ontario, Canada.	Meetings Attended in 2019 2 of 2 BD 2 of 2 AC

Christine N. McLean, 39, is a member of our Board of Directors. Ms. McLean is the Director of Research at Sprucegrove Investment Management Ltd., a private investment advisor that provides discretionary investment management services to institutional investors. Ms. McLean joined Sprucegrove in 2004 as an Investment Analyst, specializing in global equities. She holds a Bachelor of Science in Business Administration (Finance) from the University of Richmond, Virginia, and is a resident of Toronto, Ontario, Canada. Ms. McLean is the daughter of V. Prem Watsa.	Meetings Attended in 2019 6 of 6 BD

Timothy R. Price, 77, is a member of our Board of Directors. Mr. Price has been the Chairman of Brookfield Funds, a division of Brookfield Asset Management Inc., since 1997 and was the Chairman of Brookfield Financial Corporation until December 2004. Mr. Price serves on the St. Michael's Hospital Foundation Board and the Dean's Advisory Board at the Schulich School of Business. Mr. Price is a member of our Audit and Governance and Nominating Committees and is a resident of Toronto, Ontario, Canada.	Meetings Attended in 2019 6 of 6 BD 5 of 5 AC 1 of 1 G&NC

Brandon W. Sweitzer, 77, is a member of our Board of Directors. Mr. Sweitzer is the Dean of the School of Risk Management, St. John's University. He is a director of our subsidiaries Odyssey Group and Falcon Insurance Company. Mr. Sweitzer also serves on the Board of the School of Risk Management, St. John's University, and is past president of the Board of Trustees and a Trustee emeritus of the Kent School. Mr. Sweitzer became Chief Financial Officer of Marsh Inc. in 1981, and was its President from 1999 through 2000. From 1996 to 1999, Mr. Sweitzer served as President and Chief Executive Officer of Guy Carpenter & Company. Mr. Sweitzer is a member of our Compensation and Governance and Nominating Committees and is a resident of New Canaan, Connecticut, U.S.A.	Meetings Attended in 2019 6 of 6 BD 3 of 3 CC 1 of 1 G&NC

Lauren C. Templeton, 43, is a member of our Board of Directors. Ms. Templeton is founder and President of Templeton and Phillips Capital Management, LLC, a registered investment advisor and value investing boutique located in Chattanooga, Tennessee. Ms. Templeton serves on the Board of Trustees, audit committee and endowment committee at the Baylor School and is a member of Rotary International, previously serving on the investment committee of the Rotary Foundation. She serves on the Board of Overseers of the Atlas Economic Research Foundation. She is the founder and past president of the Southeastern Hedge Fund Association Inc.; was previously a member of the Board of Directors of the Memorial Hospital Foundation and the Finance Advisory Board of the University of Tennessee at Chattanooga; and served on the Chattanooga Area Chamber of Commerce Board of Directors. Ms. Templeton is a member of the John M. Templeton Foundation, Templeton World Charities and the Templeton Religion Trust. She serves on the compensation committee of the John M. Templeton Foundation. Ms. Templeton is a member of our Audit Committee and a director of our publicly traded subsidiary Fairfax India Holdings Corporation and is a resident of Lookout Mountain, Tennessee, U.S.A.	Meetings Attended in 2019 6 of 6 BD 5 of 5 AC

Benjamin P. Watsa, 41, is a member of our Board of Directors. Mr. Watsa is the President of Marval Capital Ltd. and a sub-advisor to Lissom Investment Management Inc. Mr. Watsa has been actively engaged in the investment industry for 18 years. He currently manages global small and mid-cap. investments through pooled funds and a separately managed account using a concentrated, conservative, long-term value approach. Prior to working in the investment management industry, Mr. Watsa spent five years in New York as an investment banker in the Financial Institutions Group at Banc of America Securities and at Cochran Caronia Waller. Mr. Watsa serves as a director of Dalton Kizuna Fund Ltd. and Dalton India Fund Ltd., sits on the advisory board of Impression Ventures, and serves as a director and Vice Chair of the Investment Committee for the Rideau Hall Foundation which supports the Office of the Governor General of Canada. Mr. Watsa holds a BA from Hillsdale College and a Chartered Investment Manager designation and is registered with the Ontario Securities Commission as a Portfolio Manager. He is a resident of Toronto, Ontario, Canada. Mr. Watsa is the son of V. Prem Watsa.	Meetings Attended in 2019 6 of 6 BD

V. Prem Watsa, 69, has been the Chairman of our Board of Directors and our Chief Executive Officer since 1985. He has served as Vice President of Hamblin Watsa Investment Counsel Ltd. since 1985. Mr. Watsa is the Chairman of our publicly traded subsidiaries Fairfax India Holdings Corporation and Fairfax Africa Holdings Corporation. Mr. Watsa is also a director of BlackBerry Limited and is a resident of Toronto, Ontario, Canada.	Meetings Attended in 2019 6 of 6 BD

William C. Weldon, 71, is a new nominee for election to our Board of Directors. Mr. Weldon was the Chairman of the Board and Chief Executive Officer of Johnson & Johnson from 2002 to 2012. He is a member of the Board of Directors of ExxonMobil Corporation, CVS Health Corporation, and HeartFlow, Inc. Mr. Weldon is a former member of the Board of Directors of JP Morgan Chase & Co. and The Chubb Corporation. He is a member of various not-for-profit organizations and also serves as the Chairman of Board of Trustees for Quinnipiac University. Mr. Weldon is a resident of North Palm Beach, Florida, U.S.A.	New Nominee

None of our director nominees serve together on the Board of any other companies, other than subsidiaries of Fairfax, or act together as trustees for other entities.

Mr. Griffiths was a director of Resolute Forest Products Inc. (formerly AbitibiBowater Inc.) when that company and certain of its Canadian and U.S. subsidiaries filed for protection in Canada under the Companies' Creditors Arrangement Act (Canada) ("CCAA") and for relief under Chapter 11 of the United States Bankruptcy Code ("USBC") in the United States in

April 2009. On December 9, 2010, that company emerged from creditor protection under the CCAA in Canada and Chapter 11 of the USBC in the United States. Mr. Griffiths was a director of PreMD Inc. from 1995 to February 2010 and in connection with the voluntary delisting of that company's shares from the TSX, cease trade orders were issued in April 2009, requiring all trading in and all acquisitions of securities of that company to cease permanently due to that company's failure to file continuous disclosure materials required by Ontario securities law. The cease trade orders are still in effect. Mr. Griffiths was a director of Jaguar Mining Inc. from May 2004 to June 2013. On December 23, 2013, that company commenced proceedings under the CCAA to complete a recapitalization and financing transaction. Trading of that company's common shares was suspended on December 23, 2013 and those shares were delisted from the TSX on February 10, 2014. On February 7, 2014, the affected unsecured creditors of that company and the Ontario Superior Court of Justice approved that company's plan of compromise and arrangement pursuant to the CCAA, which was implemented effective April 22, 2014.

Subsequent references in this Circular to "Mr. Watsa" are, unless expressly indicated otherwise, references to V. Prem Watsa.

Appointment of Auditor

If you submit a proxy in the enclosed form, it will, unless you direct otherwise, be voted FOR the appointment of PricewaterhouseCoopers LLP as our auditor to hold office until the next annual meeting. In order to be effective, the resolution to appoint PricewaterhouseCoopers LLP as our auditor must be passed by a majority of the votes cast in person or by proxy at the meeting.

Shareholder Proposals for Next Year's Annual Meeting

The Canada Business Corporations Act permits certain eligible shareholders to submit shareholder proposals to us, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which we must receive shareholder proposals for our annual meeting of shareholders to be held in 2021 is December 6, 2020.

Other Business

Our management is not aware of any other matters which are to be presented at the meeting. However, if any matters other than those referred to herein should be presented at the meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in their discretion and in accordance with their best judgment.

Compensation of Directors

Our directors who are not officers or employees of us or any of our subsidiaries receive a retainer of $75,000 per year. There are no additional fees based on meeting attendance. The Chair of the Audit Committee and the Lead Director each also receives a further retainer of $10,000 per year, and the Chair of each other committee also receives a further retainer of $5,000 per year, for services in those respective capacities. In addition, non-management directors joining the Board are granted a restricted stock grant (or, as a result of applicable tax rules, an option equivalent) of approximately $500,000 of our subordinate voting shares, vesting as to 10% per year commencing one year after the date of grant (or, if desired, on a slower vesting schedule). Additional amounts may be paid for special assignments. Please see the table below, giving details of the outstanding option-based and share-based awards granted to our directors, for information concerning stock-related awards to directors. Any such awards made to directors are on our outstanding subordinate voting shares purchased in the market and, since they involve no previously unissued stock, there is no dilution to shareholders. Non-management directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings or in otherwise being engaged on our business. Our Chairman does not receive compensation for his services as a director separate from his compensation as Chief Executive Officer. Details of the compensation provided to our directors during 2019 (including compensation paid by our subsidiaries for those individuals' services as directors of those subsidiaries) are shown in the following table:

Name	Fees Earned	Share-Based Awards	Option-Based Awards(1)		Non-Equity Incentive Plan Compensation	All Other Compensation(3)(4)		Total Compensation
Anthony F. Griffiths	$95,000	—	—		—	$76,655	(5)	$171,655
Robert J. Gunn	75,000	—	—		—	112,582	(5)	187,582
Alan D. Horn	42,500	—	—		—	63,357	(5)	105,857
Karen L. Jurjevich	75,000	—	—		—	10,720		85,720
R. William McFarland	42,500	—	77,674	(2)	—	182,500	(5)	302,674
Christine N. McLean	75,000	—	—		—	9,385		84,385
John R.V. Palmer	75,000	—	—		—	16,609		91,609
Timothy R. Price	75,000	—	—		—	17,356		92,356
Brandon W. Sweitzer	75,000	—	—		—	89,310	(5)	164,310
Lauren C. Templeton	75,000	—	—		—	39,940	(5)	114,940
Benjamin P. Watsa	75,000	—	—		—	10,387		85,387
(1)
The fair value of option-based awards is determined using the Black Scholes option pricing model. We account for option grants by amortizing the market value of the underlying shares at the date of the grant (a higher amount than the value using the Black-Scholes option-pricing model) over the number of years during which the option vests.

(2)
The fair value of Mr. McFarland's award of options on 859 of our previously issued subordinate voting shares was determined using a risk free rate of 1.78% per annum, an expected life of 15 years, volatility of 14.94% and an expected dividend yield of 2.95%.
(3)
Directors holding options on our previously issued subordinate voting shares received a bonus equal to the dividend that they would have received on the shares underlying the options if the options were exercised.
(4)
All retainers and meeting fees paid in US dollars to our directors for serving on boards of certain of our subsidiaries have been converted to Canadian dollars using the Bank of Canada daily exchange rate as at December 31, 2019 (US$1.00=C$1.29905).
(5)
Messrs. Griffiths and Horn and Ms. Templeton served on the Board of Directors of our Fairfax India subsidiary in 2019. In that capacity, each received a retainer of $39,940. Mr. Gunn served on the Board of Directors of our Northbridge subsidiary in 2019. As Chairman of the Board, Mr. Gunn received $75,000 for the year, as well as perquisites in the amount of $10,880. Mr. McFarland was appointed to the Board of Directors of each of Farmer's Edge, AGT Food and Ingredients and Dexterra and, in those capacities, received retainers of $75,000, $32,500 and $75,000, respectively. Mr. Sweitzer served on the Board of our Odyssey Group subsidiary in 2019. In that capacity, he received a retainer at the rate of US$30,000 (C$38,972) per year and a further retainer at a rate of US$10,000 (C$12,991) per year as Chair of the Audit Committee. Mr. Sweitzer served on the Board of Directors of our Falcon subsidiary in 2019. In that capacity, Mr. Sweitzer received a retainer at a rate of US$25,000 (C$32,476) per year plus US$3,000 (C$3,897) per meeting attended and a further retainer at a rate of US$750 (C$974) per year as Chair of the Audit Committee.

Details of the outstanding option-based and share-based awards on our previously issued subordinate voting shares granted to our directors are shown in the following table:

	Option-Based Awards				Share-Based Awards
Name	Number of shares underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)	Number of shares that have not vested	Market value of share-based awards that have not vested(2)
Anthony F. Griffiths	2,750	$182.00	April 16, 2021	$1,173,590	—	—
Robert J. Gunn	2,000	250.00	May 7, 2022	717,520	—	—
Alan D. Horn	—	—	—	—	—	—
Karen L. Jurjevich	803	662.40	April 20, 2032	—	—	—
R. William McFarland	859	581.94	August 26, 2034	23,038	—	—
Christine N. McLean	703	680.55	April 26, 2033	—	—	—
John R.V. Palmer	1,244	402.00	May 3, 2027	257,209	—	—
Timothy R. Price	1,300	385.00	May 3, 2025	290,888	—	—
Brandon W. Sweitzer	—	—	—	—	—	—
Lauren C. Templeton	—	—	—	—	641	$390,215
Benjamin P. Watsa	778	643.00	May 4, 2030	—	—	—
V. Prem Watsa	—	—	—	—	—	—
(1)
The value of unexercised in-the-money options is calculated by subtracting the exercise price of an option on one share from the market value of one of our subordinate voting shares at the end of 2019, and multiplying that difference by the number of unexercised options. That value does not include any deduction to recognize that some or all unexercised options may never become exercisable.
(2)
The market value is calculated by multiplying the market value of one of our subordinate voting shares at the end of 2019 by the number of such shares awarded pursuant to unvested restricted stock grants. That value does not include any deduction to recognize that the shares so awarded may never become vested.

The values vested during 2019 of the option-based and share-based awards granted to our directors shown in the preceding table are shown in the following table:

Name	Option-Based Awards — Value vested during the year(1)		Share-Based Awards — Value vested during the year(4)
Anthony F. Griffiths	—	(2)	—
Robert J. Gunn	—		—
Alan D. Horn	—	(2)	—
Karen L. Jurjevich	$672		—
R. William McFarland	—		—
Christine N. McLean	413		—
John R.V. Palmer	29,512		—
Timothy R. Price	33,150		—
Brandon W. Sweitzer	—		—
Lauren C. Templeton	—	(3)	$672
Benjamin P. Watsa	—		—
V. Prem Watsa	—		—
(1)
The value vested is calculated by multiplying the number of options which became vested during the year by the amount by which the market value of one of our subordinate voting shares on the day of vesting exceeded the exercise price of an option. Out-of-the-money options are excluded from the calculation. As no options which vested during the year were exercised, the values shown in the above table are comprised in (i.e., they are not additional to) the values of options shown in the preceding table.
(2)
Each of Messrs. Griffiths and Horn hold an option on 9,671 previously issued subordinate voting shares of Fairfax India Holdings Corporation, in respect of which the value vested during 2019 is $4,237 for each of them. These values have not been included in the table above.
(3)
Ms. Templeton received a restricted stock grant of 6,203 previously issued subordinate voting shares of Fairfax India Holdings Corporation.
(4)
The value vested is calculated by multiplying the number of restricted shares which became vested during the year by the market value of one of our subordinate voting shares on the day of vesting.

Director Share Ownership

Each Board member is expected to hold for the long term significant equity in Fairfax. Our Corporate Governance Guidelines provide that the Board will confirm each year that each member owns equity equal in value to at least five times the amount of his or her annual retainer. Directors who do not meet this minimum must apply their annual retainers to purchase subordinate voting shares (or similar equity-like ownership) of Fairfax until it is satisfied.

Directors' and Officers' Insurance

We purchase and maintain Directors' and Officers' Liability Insurance for our directors and officers and the directors and officers of certain of our subsidiaries. This insurance forms part of a blended insurance program which provides a combined aggregate limit of liability of US$235 million, with a deductible to us of US$10 million per loss under the Directors' and Officers' Liability Insurance. The approximate annual premium for this Directors' and Officers' Liability Insurance is US$2,357,000.

Indebtedness of Directors and Executive Officers

We maintain a share purchase plan whereby the directors could, until July 30, 2002 when U.S. legislation applicable to us prohibited the making of any further loans under the plan, from time to time grant to designated employees, officers and directors of us or any subsidiary a loan (which may be interest free) repayable after a specified period (which often relates to when the recipient leaves the employment of us or a subsidiary, or when the recipient dies) to purchase our subordinate voting shares. A loan made to any individual was on a one-time or infrequent basis, and the shares purchased with the loan were expected to be held, not traded. All loans made under the plan have been for the purchase of previously issued shares purchased in the market, so that they involved no previously unissued stock and consequently no dilution to shareholders. Until repayment, the shares are held by a trustee or as security for a bank lender, subject to the terms of the plan. Of the $11.4 million of currently outstanding loans made under the plan to all current and former executive officers, directors and employees of us and our subsidiaries (including $4.7 million to our current executive officers), $5.3 million (including $3.5 million to our current executive officers) have been refinanced by the borrowers with a Canadian chartered bank (the current aggregate value of the shares securing these refinanced loans is $36.0 million). We or our subsidiaries generally pay the prime plus one-half percent per annum interest on these refinanced loans on behalf of the borrowers and may under certain circumstances be obligated to purchase these loans from the bank.

Indebtedness of Directors and Executive Officers
under Securities Purchase Programs
(being only the above-described share purchase arrangements)

Name and principal position with Fairfax	Largest amount outstanding during fiscal year ended Dec. 31, 2019	Amount outstanding as at March 6, 2020	Security for indebtedness(1)
Jean Cloutier Vice President, International Operations	$775,000	$775,000	2,750
Bradley P. Martin Vice President, Strategic Investments	499,800	499,800	1,428
Eric P. Salsberg Vice President, Corporate Affairs and Corporate Secretary	1,925,000	1,925,000	14,000
Ronald Schokking Vice President and Treasurer	1,542,750	1,542,750	25,000
(1)
In all cases, our subordinate voting shares

Summary Compensation Table

					Non-Equity Incentive Plan Compensation
Name and principal position with Fairfax	Year	Salary	Option-Based Awards(1)		Annual Incentive Plans(1A)	Long-Term Incentive Plans	All Other Compensation(2)		Total Compensation
V. Prem Watsa	2019	$600,000	—		—	—	$186,120	(3)	$786,120
Chairman and	2018	600,000	—		—	—	718,207	(3)	1,318,207
Chief Executive Officer	2017	600,000	—		—	—	26,010		626,010
Jennifer Allen	2019	497,692	534,548	(4)(5)	$375,000	—	48,274		1,455,515
Vice President and	2018	398,077	790,262	(6)	360,000	—	51,210		1,599,549
Chief Financial Officer	2017	320,192	76,351	(7)	237,500	—	42,802		676,845
John Varnell	2019	500,000	71,950	(4)	375,000	—	117,300		1,064,250
Vice President and	2018	500,000	816,917	(6)	250,000	—	91,669		1,658,586
Chief Financial Officer	2017	500,000	284,255	(7)	—	—	85,687		869,942
David J. Bonham	2019	746,538	—		—	—	166,911		913,449
Vice President and	2018	600,000	102,477	(6)	$300,000	—	137,653		1,140,130
Chief Financial Officer	2017	600,000	170,553	(7)	600,000	—	132,273		1,502,826
Paul C. Rivett	2019	1,488,462		(5)	4,000,000	—	530,245		6,018,706
President	2018	1,000,000	683,181	(6)	2,000,000	—	425,260		4,108,441
	2017	1,000,000	568,510	(7)	2,000,000	—	404,607		3,973,117
Peter S. Clarke	2019	847,692	1,278,926	(4)(5)	637,500	—	279,550		3,043,668
Vice President and	2018	750,000	128,096	(6)	375,000	—	231,727		1,484,823
Chief Operating Officer	2017	750,000	213,191	(7)	750,000	—	209,952		1,923,143
Jean Cloutier	2019	750,000	516,533	(4)(5)	843,750	—	262,233		2,372,516
Vice President,	2018	750,000	—		750,000	—	210,262		1,710,262
International Operations	2017	750,000	213,191	(7)	750,000	—	204,080		1,917,271
(1)
The fair value of option-based awards is determined using the Black-Scholes option pricing model. We account for option grants by amortizing the market value of the underlying shares at the date of the grant (a higher amount than the value using the Black-Scholes option-pricing model) over the number of years during which the option vests.
(1A)
Beyond the cash bonus amount shown in this column, the officer involved also received an award of options on our previously issued subordinate voting shares in respect of part of the annual bonus award (see "Compensation Discussion and Analysis"). Details of such option grants are reflected under "Option-Based Awards" in this summary compensation table.
(2)
The amounts shown for each year represent payments in respect of registered retirement savings plans contributions made in lieu of the establishment of a pension plan; payments in respect of an executive medical plan; a bonus paid to Ms. Allen and Messrs. Varnell, Bonham, Rivett, Clarke and Cloutier equal to the dividend that those individuals would have received on shares underlying options held on our previously issued subordinate voting shares if the options were exercised; and taxable benefits to Mr. Cloutier on interest or deemed interest on a loan with respect to the share purchase plan described above under "Indebtedness of Directors and Executive Officers".
(3)
The amount shown in this column includes a perquisite for Mr. Watsa's personal use of the company aircraft in the amount of $107,583 in 2019 and in the amount of $658,329 in 2018 (plus other perquisites which did not meet the disclosure threshold in 2017). This amount is the company's calculation of the benefit of such plane use. For some ten years now, a Board policy has been in place allowing Mr. Watsa the one CEO perquisite he has requested — personal use of the plane (which is overwhelmingly used for business) without cost to him. Until 2018, though, Mr. Watsa mostly did not accept that benefit, instead paying for most of his personal plane use. During 2018, the company recognized that Canadian tax authorities were now valuing the benefit of a flight which was not for business purposes at the cost of a charter of a comparable plane for a comparable flight, a value multiples higher than the value under earlier guidance. Mr. Watsa therefore concluded that for 2018 and beyond he would fully accept the benefit related to personal use of the plane, with the intention that all flights (or as close to all flights as possible) involving the plane will be flights for a business purpose.

(4)
The fair value of Ms. Allen's, Messrs. Varnell's, Clarke's and Cloutier's awards of options on 659 , 659, 1,120 and 494, respectively, of our previously issued subordinate voting shares, which they received in respect of part of their annual bonus award (see note 1A), was determined using a risk free rate of 1.59% per annum, an expected life of 15 years, volatility of 18.33% and an expected dividend yield of 2.99%.
(5)
The fair value of Ms. Allen's, Messrs. Clarke's and Cloutier's special retention option awards on 4,615, 11,539 and 4,615, respectively, of our previously issued subordinate voting shares (see note 1A), was determined using a risk free rate of 2.4% per annum, an expected life of 15 years, volatility of 28% and an expected dividend yield of 2.8%. Mr. Rivett's special retention option award of $1,542,159, determined in the same manner, was forfeited in February 2020 and is consequently not included in this table. These special retention awards are described in the fourth last sentence of "Equity Compensation Plan" below.
(6)
The fair value of Ms. Allen's and Messrs. Varnell's, Bonham's, Rivett's and Clarke's awards of options on 264, 388, 465, 3,103 and 582, respectively, of our previously issued subordinate voting shares, which they received in respect of part of their annual bonus award (see note 1A), was determined using a risk free rate of 2.55% per annum, an expected life of 15 years, volatility of 27.3% and an expected dividend yield of 2.45%. For Ms. Allen and Mr. Varnell, this amount also includes the fair value of their June 2018 awards of options on 60,000 of Fairfax India's previously issued voting shares, which was determined using a risk free rate of 3.09% per annum, an expected life of 15 years, volatility of 27.3% and an expected dividend yield of zero
(7)
The fair value of Messrs. Varnell's, Bonham's, Rivett's, Clarke's and Cloutier's awards of options on 1,580, 948, 3,160, 1,185 and 1,185, respectively, of our previously issued subordinate voting shares, which they received in respect of part of their annual bonus award (see note 1A), was determined using a risk free rate of 2.78% per annum, an expected life of 15 years, volatility of 21.0% and an expected dividend yield of 2%. For Ms. Allen, this amount also includes the fair value of her 2017 award of options on 5,807 of Fairfax India's previously issued voting shares, which was determined using a risk free rate of 2.97%, an expected life of 15 years, volatility of 33.2% and an expected dividend yield of 0%.

Equity Compensation Plan

Our equity compensation plan, established in 1999, replaced our share purchase plan described above under "Indebtedness of Directors and Executive Officers" in 2002. No significant changes have been made to the plan since it was established, and any changes would require the approval of the Compensation Committee. Under the plan, stock-related awards in the form of options or restricted shares may be made to our executive officers. Recently, annual bonuses are to a large extent paid partly in cash and partly in a stock-related award. Otherwise, an award made to any individual is on a one-time or infrequent basis, any additional award regularly reflecting an increase in responsibilities, with a general alignment of the aggregate amount of awards to executive officers with comparable degrees of responsibility. The awards granted are expected to be held, not traded; we have no pension plan, so these awards are our form of long term incentive, whose value is determined by the performance of the company over the long term. A grant decision is made by the Compensation Committee on the recommendation of our CEO. The awards are made of our subordinate voting shares which have been previously issued and the shares underlying these awards are purchased in the market, so that they involve no previously unissued stock and consequently no dilution to shareholders. As at December 31, 2019, a total of 567,962 unexercised options have been granted to our employees, representing 2.12% of our subordinate voting shares outstanding as at that date. For U.S. participants, the plan is structured as a restricted share plan, providing grants of outstanding shares which vest at future dates. For participants in Canada, the plan operates as much as possible like a restricted share plan but, in light of differences in applicable tax law, is structured instead to provide awards of options on previously issued shares purchased in the market, with the exercise price of each share being at least the closing market price on the date preceding the date of grant. The option is generally exercisable as to 50% five years from the date of grant and as to the remainder ten years from the date of grant or 100% five years from the date of grant, subject to the grantee remaining an employee of us or our subsidiaries at the time the option becomes exercisable, and generally expires 15 years from the date of grant but is automatically extended from time to time up until the time of retirement. In 2019, as a retention device and to capture the current stock price and financial consequences of option exercise, substantial option grants were made, exercisable 100% 15 years from the date of grant, which were intended to comprise the one-time or infrequent grants which would reasonably be expected to be made over the next five to ten years. The terms of the plan do not allow for the repricing of options. We regard any option as a long term incentive. Any option grant is made by a separate entity incorporated for that purpose, which purchases in the open market the shares on which awards are granted under the plan.

No share-based (as opposed to option-based) awards have been granted to our named executive officers under the plan. Details of the above-described options on previously issued subordinate voting shares granted to our named executive officers as at December 31, 2019 are shown below:

Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date(1)	Value of unexercised in-the-money options(2)
V. Prem Watsa	—	—	—	—
Jennifer Allen	517	$387.21	March 8, 2028	$115,048
	264	644.64	March 7, 2034
	4,615	650.00	March 29, 2039
John Varnell	1,271	393.50	March 21, 2028	578,520
	1,728	434.00	February 18, 2029
	1,003	647.97	February 27, 2030
	363	688.00	November 24, 2030
	180	694.33	March 9, 2031
	599	626.06	March 14, 2032
	1,580	632.98	March 3, 2033
	776	644.64	March 7, 2034
David J. Bonham	1,078	231.90	December 21, 2021	$1,372,971
	672	371.93	May 10, 2025
	662	377.85	March 3, 2026
	1,338	373.49	August 7, 2027
	127	393.50	March 21, 2028
	605	434.00	February 18, 2029
	1,152	434.00	February 18, 2029
	463	647.97	February 27, 2030
	1,453	688.00	November 24, 2030
	363	688.00	November 24, 2030
	180	694.33	March 9, 2031
	719	626.06	March 14, 2032
	948	632.98	March 3, 2033
	465	644.64	March 7, 2034
Paul C. Rivett(3)	2,500	200.00	March 15, 2021	6,227,311
	1,750	212.50	November 23, 2021
	2,165	231.00	December 18, 2021
	4,450	371.47	December 24, 2023
	5,550	402.01	May 7, 2027
	7,027	426.90	November 7, 2028
	1,080	434.00	February 18, 2029
	727	688.00	November 24, 2030
	360	694.33	March 9, 2031
	1,198	626.06	March 14, 2032
	3,160	632.98	March 3, 2033
	3,103	644.64	March 7, 2034
	15,385	650.00	March 29, 2039
Peter S. Clarke	1,525	163.93	January 10, 2021	3,018,336
	2,156	231.90	December 21, 2021
	1,344	371.93	May 10, 2025
	1,326	376.98	February 19, 2028
	222	393.50	March 21, 2028
	1,757	426.90	November 7, 2028
	691	434.00	February 18, 2029
	2,304	434.00	February 18, 2029
	579	647.97	February 27, 2030
	1,453	688.00	November 24, 2030
	436	688.00	November 24, 2030
	216	694.33	March 9, 2031
	779	626.06	March 14, 2032
	1,597	626.06	March 14, 2032
	1,185	632.98	March 3, 2033
	582	644.64	March 7, 2034
	11,539	650.00	March 29, 2039

Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date(1)	Value of unexercised in-the-money options(2)
Jean Cloutier	2,250	165.00	April 1, 2021	4,097,330
	1,000	118.56	September 24, 2021
	1,320	189.50	March 30, 2020
	3,500	212.50	November 23, 2021
	1,757	426.90	November 7, 2028
	778	434.00	February 18, 2029
	1,152	434.00	February 18, 2029
	772	647.97	February 27, 2030
	436	688.00	November 24, 2030
	216	694.33	March 9, 2031
	779	626.06	March 14, 2032
	1,185	632.98	March 3, 2033
	4,615	650.00	March 29, 2039
(1)
The options generally expire 15 years from the date of grant and are automatically extended from time to time up until the time of retirement.
(2)
The value of unexercised in-the-money options is calculated by subtracting the exercise price of an option on one share from the market value of one of our subordinate voting shares at the end of 2019, and multiplying that difference by the number of unexercised options. That value does not include any deduction to recognize that some or all unexercised options may never become exercisable.
(3)
Mr. Rivett was also granted awards of options on 87,000 and 68,376 of Recipe Unlimited Corporation's previously issued subordinate voting shares at exercise prices of $23.00 and $29.25 per share, respectively. These awards, which are not exercisable for 10 years from their grant date, were in recognition of Mr. Rivett's significant contribution to the company's acquisition of a controlling interest in Recipe and Recipe's reorganization and public share offering, and to Recipe's acquisition of Groupe St-Hubert Inc. and its related private placement of subscription receipts, respectively.

The only non-equity incentive plan compensation earned during the year by our named executive officers was the discretionary annual bonus shown in the "Summary Compensation Table" above under "Non-Equity Incentive Plan Compensation — Annual Incentive Plans", which is described below under "Compensation Discussion and Analysis". The values vested during 2019 of the option-based awards granted to our named executive officers are shown in the following table:

Name	Option-Based Awards — Value vested during the year(1)
V. Prem Watsa	—
Jennifer Allen	—
John Varnell	$358,284
David J. Bonham	1,382,605
Paul C. Rivett	223,927
Peter S. Clarke	382,128
Jean Cloutier	280,738
(1)
The value vested is calculated by multiplying the number of options which became vested during the year by the amount by which the market value of one of our subordinate voting shares on the day of vesting exceeded the exercise price of an option. As no options which vested during the year were exercised, the values shown in the above table are comprised in (i.e., they are not additional to) the values of options shown in the preceding table.

Executive Share Ownership

All of our executive officers are long term shareholders of Fairfax. While we do not have formal executive share ownership guidelines, our executive officers are expected to hold their shares throughout their tenure. In practice, with the exception of charitable donations, there has been almost no trading of our shares by our executive officers.

Compensation Discussion and Analysis

Our Compensation Committee, in consultation with our CEO, is responsible for establishing our general compensation philosophy and participating in the establishment and oversight of the compensation and benefits of our executive officers. Our executive compensation program is designed to align the interests of our executives and shareholders by linking compensation with our performance and to be competitive on a total compensation basis in order to attract and retain executives. Except in the case of Mr. Watsa, as described below, the remuneration of our executive officers consists of an annual base salary, an annual bonus and long term participation in our fortunes by the ownership of shares through the equity compensation plan (details of this participation are set out above under "Equity Compensation Plan") and through the now discontinued share purchase plan (details of this participation are set out above under "Indebtedness of Directors and Executive Officers"). Our executive officers have no written employment contracts.

The base salaries of Mr. Rivett and our executive officers (which term in this and the following paragraph excludes Mr. Watsa and Mr. Rivett) are intended to be competitive but to remain relatively constant, generally increasing only when the executive assumes greater responsibilities. A discretionary bonus, usually in the range of 50% to 150% of base salary for our executive officers, if and to the extent appropriate, is awarded annually. Commencing with the bonuses for 2013, the annual bonus is generally paid partly in cash and partly in options on our previously issued subordinate voting shares (such options are described under "Equity Compensation Plan"). Internally, the value of an option for bonus purposes is the full market value of the shares underlying the option at the time of the option grant; it is not valued for bonus purposes at the lesser value using the Black-Scholes option pricing model. In awarding bonuses, the Compensation Committee considers the performance of our executive team during the year in light of its accomplishments and relative to our Guiding Principles. For Mr. Rivett as President, the annual bonus reflects his extensive and heightened responsibilities and his performance of those responsibilities. For our other executive officers, the annual bonus is a percentage of the annual base salary, which percentage in any year is identical (except rarely in special individual circumstances) for all executive officers: there are no corporate (beyond the company's Guiding Principles) or individual performance goals or objectives set or evaluated. Recognizing that the executive team performed very well in 2019, the Compensation Committee set the bonus level for 2019 for our executive officers at 150% of base salary. We have not chosen to benchmark executive compensation against compensation of comparable companies.

Each year, our CEO makes compensation recommendations to the Compensation Committee reflecting consideration of the achievements of our executive team during the year and our corporate objective to achieve a high rate of compound growth in book value per share over the long term. The Compensation Committee evaluates the factors considered by our CEO and decides whether to approve or adjust the recommendations for compensation of Mr. Rivett and our executive officers. The Compensation Committee separately considers the compensation for our CEO, as more fully described below.

In reviewing our compensation policies and practices each year, our Compensation Committee considers the implications of the risks associated with our compensation policies and practices. Risk is discussed at every regularly scheduled meeting of our Board of Directors, so the avoidance of excessive risk is monitored by our entire Board, including Compensation Committee members. Our Compensation Committee has concluded that our compensation policies and practices do not encourage excessive or inappropriate risk-taking behaviour. For a more detailed discussion on risk management, please refer to the "Risk Management" section. As discussed above, our policies and practices align the focus of our executive officers with the long term interests of our shareholders, and are internally equitable. With respect to bonus amounts, these are determined based on overall company performance, which mitigates the risk of an individual taking excessive risks in an effort to increase his or her bonus award. There is no formula to qualify for a bonus. The focus on long-term objectives is supported by executives who consider themselves long term employees; with minimal exceptions, none of our executives have left our employment. With respect to equity awards, as more fully described above under "Equity Compensation Plan", an award made to any individual (other than as part of an annual bonus) is on a one-time or infrequent basis, any additional award regularly reflecting an increase in responsibilities. Awards are not made upon accomplishment of a task while the risk to the company from that task extends over a significantly longer period of time. Awards typically do not vest until at least five years have passed. Our directors and officers, as well as all other employees, are not permitted to purchase financial instruments that are designed to hedge or offset any decrease in market value of our equity securities granted as compensation or otherwise held by the individual. The benefit of these awards over time will derive from long-term value creation rather than from short-term gains.

The Board has considered Fairfax's particular circumstances and the reasonably unique elements of our officer compensation (including, without limitation, the low compensation requested by our CEO (a fixed, restrained annual salary, no annual bonus and no equity or other incentives), the reasonably small aggregate amount of executive compensation, the small number of our executives, the simplicity of our compensation structure (as described above), the absence of any pension plan, and the infrequency of equity incentive grants), and has determined that given those particular circumstances and those unique elements of our officer compensation, a "say on pay" vote by shareholders is not useful or appropriate in Fairfax's context.

Compensation of the Executive Officers for 2019

Mr. Watsa proposed to our Compensation Committee the remuneration of our executive officers for 2019. The Compensation Committee considered the proposals by Mr. Watsa, which included a description of the accomplishments of our executives. The Compensation Committee evaluated and approved the compensation of our executive officers. Details of the compensation awarded to our named executive officers for 2019 are shown in the "Summary Compensation Table" above.

Compensation of the Chief Executive Officer for 2019

Since 2000, Mr. Watsa has agreed that his aggregate compensation from us will consist solely of an annual salary of $600,000 (and standard benefits provided to our executives generally), with no bonus or other profit participation, no participation in any equity plans (other than the employee payroll share purchase plan) and no pension entitlement. Concurrent with the amendment to our articles referred to at the beginning of this Circular, Mr. Watsa agreed that the foregoing restricted compensation arrangements will remain in effect until the end of the 2025 calendar year. Mr. Watsa's compensation arrangements reflect his belief that as a controlling shareholder involved in the management of the company, his compensation should be closely linked to all shareholders: this close link is achieved by his "compensation", beyond a fixed salary, coming only from his share ownership. The Compensation Committee evaluated and approved the continuation for 2019 of Mr. Watsa's above-described compensation arrangements. Given Mr. Watsa's fixed annual salary and the fact that he will not, through 2025, receive any bonus or equity-based compensation, the Company has not adopted a clawback policy providing for the recovery of such bonus or equity-based compensation.

Performance Graph

The following graph assumes that $100 was invested on December 31, 2014 in our subordinate voting shares and in common shares of the S&P/TSX Composite Total Return Index, the S&P 500 Index and the S&P Property-Casualty Insurance Index, respectively. The graph shows market values as at various year-ends, so that there is no necessary correlation between the trends, if any, shown in that graph and our executive compensation, which is determined as described above and, as so described, does not vary considerably year to year or itself reflect any trends.

Cumulative Value of a $100 Investment Assuming Reinvestment of Dividends

              * No comparable Canadian index

Statement of Corporate Governance Practices

In 2005, our Board of Directors, in consultation with outside experts retained by the Board, reviewed our corporate governance practices. As part of this process, and by way of formalizing our governance approaches, the Board (i) approved a set of Corporate Governance Guidelines that includes the Board's written mandate, (ii) established a Governance and Nominating Committee and a Compensation Committee (in addition to the previously established Audit Committee), (iii) approved written charters for all of its committees (which charters include position descriptions for the Chair of each committee), (iv) approved a Code of Business Conduct and Ethics applicable to our directors, officers and employees and (v) established, in conjunction with the Audit Committee, a Whistleblower Policy. We have also adopted an Anti-Corruption Policy, which applies to Fairfax and all of our subsidiaries. All of these items are available for review on our website at www.fairfax.ca under the heading "Corporate Governance".

The Corporate Governance Guidelines retain and enhance the principles and practices described in prior Management Proxy Circulars as underlying our governance system. The Code of Business Conduct and Ethics is built around the first value in our longstanding and regularly reported Guiding Principles: "Honesty and integrity are essential in all our relationships and will never be compromised".

Our corporate governance policies and practices are reviewed regularly by our Board and our Governance and Nominating Committee and updated as necessary or advisable. Our corporate governance practices are in compliance with all applicable rules and substantially comply with all applicable policies and guidelines, including those of the Canadian Securities Administrators. A description of our corporate governance practices is set out below.

Various of our directors are also directors of one or more of our subsidiaries. The time commitment required for serving on those boards is not materially greater than the time commitment required for serving solely on our Board. All of the material information regarding our subsidiaries is provided to our directors, so that once a director has undertaken the review and preparation necessary to serve as a director of Fairfax, there is not substantial additional review or preparation required to serve as a director of our subsidiaries.

Independent Directors

The Board has affirmatively determined that all of our directors (other than Christine McLean, Benjamin Watsa, Prem Watsa and our new nominee for director, William C. Weldon) are independent in that each of them has no material relationship with us, that is, a relationship which could, in the Board's view, be reasonably expected to interfere with the exercise of the member's independent judgment. In making this determination, the Board considered, among other things, that none of those individuals (i) is, or has been within the last three years, an employee or member of management of us or our subsidiaries or related to any member of management, (ii) is related to our controlling shareholder, (iii) is associated with our auditor or has any family member that is associated with our auditor, (iv) receives any direct or indirect compensation (including to family members) from us except in connection with Board related work, (v) works or has worked at a company for which any member of our management was a member of the compensation committee, or (vi) has (other than possibly as an insured under an insurance policy issued on usual commercial terms) any material business or other relationship with us, our subsidiaries or our controlling shareholder. Accordingly, all of our directors are independent except for V. Prem Watsa, our Chairman and CEO; Christine McLean and Benjamin Watsa, both of whose father is V. Prem Watsa; and William C. Weldon, who was a consultant to the Corporation from November 2014 to February 2019 for a fee of US$500,000 per year. Shareholders and others may communicate with our non-management directors by addressing their concerns in writing to our Corporate Secretary or, marked "Private and Confidential", to our Lead Director, at 95 Wellington Street West, Suite 800, Toronto, Canada M5J 2N7.

Our directors have an ongoing obligation to inform the Board of any material changes in their circumstances or relationships that may affect the Board's determination as to their independence and, depending on the nature of the change, a director may be asked to resign as a result.

Lead Director and Independent Functioning of the Board

Our Chairman is also our CEO and controlling shareholder. Accordingly, the Board has appointed Anthony Griffiths as the Lead Director of Fairfax, though R. William McFarland will become Lead Director after the Annual Meeting of Shareholders. The Lead Director is responsible for ensuring the independent functioning of the Board, including establishing, in consultation with the CEO, the agenda for each Board meeting, acting as spokesperson for the independent directors collectively in communications with the Chairman and presiding over meetings of the independent directors.

The agenda for each Board meeting (and each committee meeting to which members of management have been invited) affords an opportunity for the independent directors to meet separately and the independent directors regularly exercise that opportunity. In 2019, our independent directors held five in camera meetings, at which 100% of the independent directors attended. All committees are composed solely of independent directors.

Corporate Governance Guidelines (including Board Mandate)

Our Corporate Governance Guidelines, which include our Board Mandate, set out the overall governance principles that apply to us. Our Corporate Governance Guidelines include (i) position descriptions for each of the Chairman, the Lead Director and the CEO, (ii) sole authority for the Board and each committee to appoint, at our expense, outside advisors in connection with the performance of its duties, including determining fees and other retention terms, (iii) a mechanism for shareholders and others to communicate with us, (iv) share ownership requirements for directors, (v) obligations of directors in respect of meeting preparation and attendance, (vi) accountability of the CEO to the Board for implementing and achieving our Guiding Principles and corporate objectives approved by the Board and (vii) the Board's adoption of and commitment to the Code of Business Conduct and Ethics, which is applicable to all of our directors, officers and employees.

In our Corporate Governance Guidelines, the Board has explicitly assumed responsibility for our stewardship and for supervising the management of our business and affairs. Our Board Mandate states:

  The directors' primary responsibility is to act in good faith and to exercise their business judgment in what they reasonably believe to be the best interests of Fairfax. In fulfilling its responsibilities, the Board is, among other matters, responsible for the following:

    •
    Appointing the CEO and other corporate officers;

    •
    On an ongoing basis, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and the other executive officers create a culture of integrity throughout Fairfax;

    •
    Monitoring and evaluating the performance of the CEO and the other executive officers against the approved Guiding Principles and corporate objectives;

    •
    Succession planning;

    •
    Approving, on an annual basis, Fairfax's Guiding Principles and corporate objectives;

    •
    Satisfying itself that Fairfax is pursuing a sound strategic direction in accordance with the approved Guiding Principles and corporate objectives;

    •
    Reviewing operating and financial performance results relative to established corporate objectives;

    •
    Approving an annual fiscal plan;

    •
    Ensuring that it understands the principal risks of Fairfax's business, and that appropriate systems to manage these risks are implemented;

    •
    Ensuring that the materials and information provided by Fairfax to the Board and its committees are sufficient in their scope and content and in their timing to allow the Board and its committees to satisfy their duties and obligations;

    •
    Reviewing and approving Fairfax's annual and interim financial statements and related management's discussion and analysis, annual information form, annual report and management proxy circular;

    •
    Approving material acquisitions and divestitures;

    •
    Confirming the integrity of Fairfax's internal control and management information systems;

    •
    Approving any securities issuances and repurchases by Fairfax;

    •
    Declaring dividends;

    •
    Approving the nomination of directors;

    •
    Approving the charters of the Board committees and approving the appointment of directors to Board committees and the appointment of the Chairs of those committees; and

    •
    Adopting a communications policy for Fairfax (including ensuring the timeliness and integrity of communications to shareholders and establishing suitable mechanisms to receive shareholder views).

Our Board has delegated to management responsibility for our day to day operations, including for all matters not specifically assigned to the Board or any committee of the Board.

Audit Committee

The members of our Audit Committee are R. William McFarland (Chair), Anthony Griffiths, Robert Gunn, Timothy Price and Lauren Templeton, all of whom are independent and financially literate. Mr. McFarland is a chartered professional accountant and a former partner and Chief Executive Officer of PricewaterhouseCoopers Canada. He also has extensive audit experience, having previously led the Greater Toronto Area audit practice at PricewaterhouseCoopers Canada. Through his previous work, Mr. McFarland has gained significant experience with financial statement disclosure.

Mr. Griffiths received an MBA from Harvard University, has extensive experience as an audit committee member and director of a number of public companies and has a sound understanding of accounting principles, including those used in the preparation of our financial statements. Mr. Gunn has significant experience with financial statement disclosure through his previous work experience, including as Chief Executive Officer and Chief Operating Officer of Royal & SunAlliance, a diversified insurance company. He also has experience as an audit committee member and director of a number of public companies, including as audit committee chair. Mr. Price has over 30 years of management experience with the Brookfield group of companies, and served previously as Chairman of The Edper Group Limited and of Hees International Bancorp Inc. He was previously a director of Canadian Tire Corporation and an audit committee member and director of HSBC Bank Canada. Ms. Templeton has gained significant experience with financial statements and accounting principles through her work as an investment advisor and her serving on the audit committee, investment committee or finance advisory board of various institutions. For additional information concerning Messrs. Griffiths, Gunn, McFarland and Price and Ms. Templeton, please see the information above under "Election of Directors".

Our Corporate Governance Guidelines prohibit a member of the Audit Committee from serving on the Audit Committees of more than two other public companies (with the exception of our subsidiaries) except with the prior approval of the Board, including a determination by the Board that such service would not impair the ability of the director to effectively serve on the Audit Committee. No member of our Audit Committee serves on the audit committees of more than two other public companies.

The responsibilities of the Audit Committee include (i) recommending to the Board the auditor to be nominated for approval by shareholders, (ii) approving the compensation of the auditor, (iii) overseeing the work of the auditor and management with respect to the preparation of financial statements and audit related matters and communicating regularly with the auditor and management in that regard, (iv) ensuring that suitable internal control and audit systems are in place, (v) reviewing annual and interim financial information, including MD&A, prior to its release and (vi) reviewing annual and interim conclusions about the effectiveness of our disclosure controls and procedures and internal controls and procedures. The text of our Audit Committee Charter can be found on our website (www.fairfax.ca) or in our Annual Information Form under the heading "Audit Committee", which is available on SEDAR (www.sedar.com). Our Annual Information Form also contains information concerning fees paid to our external auditors for services they have rendered to us in each of the last two fiscal years.

In order to ensure the independence of our external auditor, the Committee has adopted a Policy on Review and Approval of Auditor's Fees requiring Audit Committee approval of all audit and non-audit services provided by the auditor and, among other things, requiring the CFO and the auditor to report to the Committee quarterly on the status of projects previously pre-approved.

Compensation Committee

The members of our Compensation Committee are Anthony Griffiths (Chair), Robert Gunn and Brandon Sweitzer, all of whom are independent and have the necessary skills and experience to enable them to make decisions on the suitability of our compensation policies and practices. Mr. Griffiths has experience in executive compensation as a former Chief Executive Officer and Chairman of Mitel Corporation, where he was directly involved in executive compensation decision-making, as the Chairman of Novadaq Technologies Inc., and from having served on several other public company boards of directors. Mr. Griffiths also brings to our Compensation Committee the benefit of his knowledge and experience derived from exercising the risk management function of our Audit Committee, of which he is also a member. Mr. Gunn is a former executive officer of Royal & SunAlliance plc, where he served as Chief Executive Officer and in several other senior management positions involving direct responsibility for executive compensation matters. Mr. Gunn also has past experience in executive compensation as a member of the board of directors of several public companies. Like Mr. Griffiths, Mr. Gunn is involved in the inter-related risk management functions of both our Audit and Compensation Committees. Like Mr. Gunn and Mr. Griffiths, Mr. Sweitzer has experience in executive compensation gained both from board memberships and from serving in executive officer positions, including as Chief Financial Officer and President of Marsh Inc. and Chief Executive Officer of Guy Carpenter & Company, in which roles he had direct responsibility for executive compensation decision-making. Mr. Sweitzer brings to our Compensation Committee his experience as Chairman of the Board of Overseers of the St. John's University School of Risk Management, where he is currently Dean.

The responsibilities of the Committee include establishing the compensation of directors and approving the compensation of the CEO and other executive officers. In establishing the compensation of the directors, the Committee will examine the time commitment, responsibilities and risks associated with being a director and compensation paid by companies similar to us. In approving the compensation of the CEO and other executive officers, the important factors for evaluating performance are our Guiding Principles and corporate objectives, as more fully described above under "Compensation Discussion and Analysis".

Governance and Nominating Committee

The members of our Governance and Nominating Committee are Anthony Griffiths (Chair), John Palmer, Timothy Price and Brandon Sweitzer, all of whom are independent. The Committee is responsible for our overall approach to corporate governance. The Committee recommends nominations to the Board each year and recommends the directors it considers qualified for appointment to each Board committee and as Chair of each committee. The Committee is also responsible for annually evaluating and reporting to the Board on the performance and effectiveness of the Board, each of its committees and each of its directors. In conducting that evaluation, the Committee considers the Corporate Governance Guidelines, applicable committee charters and position descriptions, and the contributions individual members are expected to make. The Committee also monitors changes in the area of corporate governance and recommends any changes it considers appropriate.

Selection of Directors and Diversity

We seek as directors committed individuals who have a high degree of integrity, sound practical and commercial judgment, a belief in and an affinity for the special culture of the company and an interest in the long term best interests of us and our shareholders. With this goal in mind, each year the Board determines what competencies and skills the Board as a whole should possess (taking into account our particular business and what competencies and skills each existing director possesses). The Board makes these determinations at a time suitable for the Governance and Nominating Committee to reflect them in its recommendations for nominees to the Board. In making its recommendations, the Governance and Nominating Committee also considers the competencies and skills any new nominee may possess, the independence requirements and the requirements for any distinctive expertise.

We have learned that the combination of qualities which we seek in our directors as well as in our senior management severely restricts the availability of suitable individuals, as does our experience that a director or member of senior management should be an individual with whom we have had sufficient experience that we can be confident of our mutual compatibility. Given these limiting paramount considerations, the achievement of diversity of race, ethnicity, gender, national origin, sexual orientation, abilities or similar categorizations is not generally a factor in our choice of directors or senior management, and we do not have any formal policy on gender or other diversity on our Board or in senior management or on the identification and nomination of female directors, do not have fixed percentages or targets for any selection criteria, and are not considering establishing any measurable objectives in that regard.

There are currently three female directors (27%) on our Board, and one of our nine executive officers (11%) is female.

There are currently three directors (27%) on our Board who are members of visible minorities, and two of our nine executive officers (22%) are members of visible minorities.

There are currently no directors (0%) on our Board who are Aboriginal or persons with disabilities and none of our executive officers (0%) is Aboriginal or a person with disabilities.

Orientation and Continuing Education of Directors

Each new director receives a comprehensive orientation from our Chairman, including an overview of the role of the Board, the Board committees and each individual member, the nature and operation of our business and the contribution and time commitment the new director is expected to make. The orientation will include access to our senior management and facilities. The Lead Director will also meet with each new director to orient that director on the independent operation and functioning of the Board. Our directors are invited to ask questions at any time of any officer or director within the Fairfax group.

The Board is responsible for considering from time to time appropriate continuing education for directors, which may include presentations from management, site visits and presentations from industry experts. Each director is expected to maintain the necessary level of expertise to perform his or her responsibilities as a director and, as discussed in more detail below, is subject to an annual evaluation.

Board Performance Evaluation

Each year a confidential annual review process is completed to assess the overall effectiveness of the Board, the individual directors and each committee. As part of this process, each director completes a Board Effectiveness Survey and a Confidential Director Self-Evaluation Form. The Board Effectiveness Survey reviews Board responsibilities, operation and effectiveness. The Director Self-Evaluation Form asks directors to consider their participation on and contributions to the Board and its committees and their goals and objectives in serving as a director of our company. The Chair of the Governance and Nominating Committee collates the results of the survey and meets with individual directors to discuss evaluations at a director's request (or as required to address a specific issue) and reports to the Governance and Nominating Committee and to the Board on evaluation results.

Ethical Business Conduct

The Board has approved a Code of Business Conduct and Ethics that is built around the first value in our Guiding Principles — "honesty and integrity are essential in all our relationships and will never be compromised". The Board is responsible for monitoring compliance with the Code and accordingly has, in conjunction with the Audit Committee, established a Whistleblower Policy pursuant to which violations of the Code can be reported confidentially or anonymously and without risk of recrimination. The Board has also approved a Public Disclosure Policy applicable to all directors and employees and those authorized to speak on our behalf.

Among other things, the Code requires every director, officer and employee of Fairfax to be scrupulous in seeking to avoid any actual, potential or perceived conflict of interest and to constantly consider whether any may exist. If any material transaction or relationship that could give rise to a conflict of interest arises, the individual must immediately advise the Chair of the Audit Committee in writing and not take any action to proceed unless and until the action has been approved by the Audit Committee. The Governance and Nominating Committee also reviews all proposed significant related party transactions involving directors, executive officers or a controlling shareholder.

Term Limits

We do not impose term limits on our directors, believing that this arbitrary mechanism for removing directors can result in valuable, experienced directors being forced to leave the Board and that the nomination and voting process will only produce directors who are able to make a meaningful contribution.

Succession Planning

The following describes the succession process which the Board of Directors has in place. All Board members are personally familiar with the individuals who constitute our senior management, by virtue of senior management's contacts, in the ordinary course of their duties, with the Board members, and of senior management's attendance as invitees at Board meetings, and as a result of discussions, communications and meetings pursuant to our policies and practices whereby any director is free at any time to communicate with any member of management. The Board has further familiarity with senior management because it obtains and approves the annual collective objectives of head office and reviews the results, and because the Compensation Committee reviews the achievements of senior management during each year in setting the bonus level for senior management (Mr. Watsa has previously not accepted, and as described above has now, through 2025, renounced, any remuneration by way of bonus, equity incentive or pension entitlement). The Board's familiarity with the individuals constituting senior management is facilitated by virtue of the reasonably small numbers of individuals involved and of the very low rate of turnover among Board members and especially among senior management.

As a result, the Board is both knowledgeable and involved in the discussions about succession planning, which take place at least annually, between Mr. Watsa in his capacity as CEO and major shareholder and the other Board members, and at any other discussions or deliberations on this subject (for example, informal discussions initiated by any Board member or discussions by the independent directors (all of the current directors other than Christine McLean, Benjamin Watsa and Prem Watsa) at the in camera meetings of independent directors which are an agenda item at all of the regularly scheduled meetings of the Board).

Risk Management

The primary goals of our risk management are to ensure that the outcomes of activities involving elements of risk are consistent with our objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting our consolidated balance sheet from events that have the potential to materially impair our financial strength. Our exposure to potential loss from our insurance and reinsurance operations and investment activities primarily relates to underwriting risk (which necessarily factors in climate change considerations), credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties.

Our risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at our primary operating subsidiaries and our investment management subsidiary combined with the analysis of our company-wide aggregation and accumulation of risks at the holding company level. In addition, although we and our subsidiaries have designated Chief Risk Officers, we regard each Chief Executive Officer as the chief risk officer of his or her company: each Chief Executive Officer is the individual ultimately responsible for risk management for his or her company and its subsidiaries.

Our designated Chief Risk Officer reports on risk considerations to the Executive Committee and provides a quarterly report to the Board of Directors on the key risk exposures. Our management in consultation with the designated Chief Risk Officer approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. A discussion of the risks of the business (the risk factors and the management of those risks) is an agenda item for every regularly scheduled meeting of the Board.

Solicitation of Proxies

Our management is soliciting the enclosed proxy for use at the Annual Meeting of Shareholders to be held on April 16, 2020 and at any adjournment or postponement thereof. We will bear the cost of soliciting proxies. We will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of shares. In addition to solicitation by mail, certain of our officers and employees may solicit proxies personally or by a means of telecommunication. These persons will receive no compensation beyond their regular salaries for so doing.

The information contained in this Management Proxy Circular is given as at March 6, 2020, except where otherwise noted.

Provisions Relating to Proxies

A properly executed proxy delivered to our transfer agent, Computershare Trust Company of Canada, at Proxy Department, 100 University Avenue, 8th Floor, Toronto, Canada M5J 2Y1 (if delivered by mail or by hand); at (416) 263-9524 or 1-866-249-7775 (if delivered by fax); or by telephone at 1-866-732-VOTE (8683); or online at www.investorvote.com, so that it is received before 5:00 p.m. (Toronto time) on April 14, 2020 (or, in the event of an adjournment or postponement, the second last business day prior to the adjourned or postponed meeting); or to the chairman or secretary of the meeting for which the proxy is given before the time of voting, will be voted or withheld from voting, as appropriate, at the meeting and, if a choice is specified in respect of any matter to be acted upon, will be voted or withheld from voting in accordance with the direction given. In the absence of such direction, such proxy will be voted with respect to the resolution to increase the minimum and maximum number of our directors, the election of directors and the appointment of an auditor as described above.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the notice of meeting and with respect to other matters which may properly come before the meeting. At the date of this Management Proxy Circular, our management knows of no such amendments, variations or other matters.

The persons named in the enclosed proxy are two of our officers. If you wish to appoint some other person to represent you at the meeting, you may do so either by inserting such other person's name in the blank space provided in the enclosed proxy or by completing another form of proxy. Such other person need not be a shareholder.

Under governing law, only registered holders of our subordinate voting and multiple voting shares, or the persons they appoint as their proxies, are permitted to attend and vote at the meeting. However, in many cases, our subordinate voting shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

  (a)
  in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers, brokers, or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

  (b)
  in the name of a depository (such as CDS Clearing and Depository Services Inc. or Depository Trust Company).

In accordance with Canadian securities law, we are distributing copies of the notice of meeting, this Management Proxy Circular, the form of proxy and the 2019 Annual Report (which includes management's discussion and analysis) (collectively, the "meeting materials") to the depositories and intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Non-Registered Holders who have not waived the right to receive meeting materials will:

  A.
  be given a proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as described above; or

  B.
  more typically, receive, as part of the meeting materials, a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or online).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their intermediaries and their service companies.

If you have given a proxy, you may revoke it by an instrument in writing executed by you or by your attorney authorized in writing or, if you are a corporation, under your corporate seal or by an officer or attorney duly authorized, and deposited either at our head office at any time up to and including the last business day preceding the day of the meeting, or any adjournment or postponement thereof, at which the proxy is to be used or with the chairman or secretary of the meeting on the day of the meeting or any adjournment or postponement thereof.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the intermediary at least seven days prior to the meeting.

Approval

Our Board of Directors has approved the contents of this Management Proxy Circular and the sending thereof to our shareholders.

By Order of the Board,
Dated March 6, 2020	Eric P. Salsberg Vice President, Corporate Affairs and Corporate Secretary

Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800, Toronto, Canada M5J 2N7

QuickLinks

  EXHIBIT 99.1
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
MANAGEMENT PROXY CIRCULAR
Indebtedness of Directors and Executive Officers under Securities Purchase Programs (being only the above-described share purchase arrangements)